UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of April 2017

Commission File Number 001-33922

 DRYSHIPS INC.

 109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]       Form 40-F [  ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of DryShips Inc. (the "Company") dated April 6, 2017 announcing that the Company's board of directors has determined to effect a reverse stock split of the Company's common shares.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-202821) that was filed with the U.S. Securities and Exchange Commission and became effective on May 7, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: April 6, 2017	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. ANNOUNCES REVERSE STOCK SPLIT
ATHENS, GREECE – April 6, 2017 - DryShips Inc. (NASDAQ: DRYS) (the "Company" or "DryShips"), a diversified owner of ocean going cargo vessels, announced today that its Board of Directors (the "Board")  has determined to effect a 1-for-4 reverse stock split of the Company's common shares. At the Company's annual general meeting of shareholders on October 26, 2016, the Company's shareholders approved the reverse stock split and granted the Board, or a duly constituted committee thereof, the authority to determine the exact split ratio and proceed with the reverse stock split.
The reverse stock split will take effect, and the Company's common stock will begin trading on a split-adjusted basis on the Nasdaq Capital Market as of the opening of trading on April 11, 2017 under the existing trading symbol "DRYS".  The new CUSIP number for the common stock following the reverse stock split is Y2109Q143. When the reverse stock split becomes effective, every four shares of the Company's issued common stock will be automatically combined into one share of common stock.
No fractional shares will be issued in connection with the reverse split of the issued common stock. Shareholders who would otherwise hold a fractional share of the Company's common stock will receive a cash payment in lieu thereof at a price equal to that fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Company's common stock on the Nasdaq Capital Market on April 10, 2017.
Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after April 11, 2017. Such beneficial holders may contact their bank, broker, or nominee for more information.
Shareholders with shares held in certificate form will receive instructions from the Company's exchange agent, American Stock Transfer & Trust Company, LLC, for exchanging their stock certificates for a new certificate representing the shares of common stock resulting from the reverse split.
Additional information about the reverse stock split can be found in the Company's proxy statement furnished to the Securities and Exchange Commission on September 23, 2016, a copy of which is available on the Commission's website at www.sec.gov.
About DryShips
The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) four Newcastlemax drybulk vessels, which are expected to be delivered in the second quarter of 2017; (iii) three Kamsarmax drybulk vessels, two second-hand vessels expected to be delivered in the second quarter of 2017 and one newbuilding expected to be delivered in the third quarter of 2017; (iv) one very large crude carrier, which is expected to be delivered in the second quarter of 2017; (v) one Aframax tanker newbuilding and one Aframax second-hand tanker, both of which are expected to be delivered in the second quarter of 2017; (vi) four VLGC newbuildings, two of which are expected to be delivered in June and September 2017 and the other two before the end of 2017; and (vii) six offshore support vessels, comprising two platform supply and four oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com.  The information contained on the Company's website does not constitute a part of this press release.

Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and dayrates and vessel and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more vessels or drilling units, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more customers, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, complications associated with repairing and replacing equipment in remote locations, limitations on insurance coverage, such as war risk coverage, in certain areas, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com